Exhibit 13(f)

FORM OF EXPENSE LIMITATION AGREEMENT

Between

THE TOCQUEVILLE TRUST

and

TOCQUEVILLE ASSET MANAGEMENT L.P.

EXPENSE LIMITATION AGREEMENT, effective as of [            ], 2014, by and between The Tocqueville Trust (the “Trust”), on behalf of The Tocqueville Alternative Strategies Fund series of the Trust, and Tocqueville Asset Management L.P. (the “Advisor”).

The Advisor hereby agrees to limit the fees payable to it pursuant to the Investment Advisory Agreement between the Advisor and the Trust, on behalf of The Tocqueville Alternative Strategies Fund, or reimburse expenses in order to maintain the annual operating expenses (excluding taxes, dividends and interest expense on short sales, acquired fund fees and expenses, or extraordinary expenses such as litigation) of The Tocqueville Alternative Strategies Fund to not more than 1.90% per annum of the average daily net assets of The Tocqueville Alternative Strategies Fund.

This Agreement shall remain in effect until [            ], 2015, and the Advisor agrees and intends that this commitment will renew automatically on each [            ] [            ]th for an additional 12 month term unless the Advisor provides The Tocqueville Alternative Strategies Fund with notice of termination of this commitment prior to the expiration of its then current term.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized, as of the day and year first above written.

THE TOCQUEVILLE TRUST, on behalf of The Tocqueville Alternative Strategies Fund

By:
Name: Robert W. Kleinschmidt
Title: President

TOCQUEVILLE ASSET MANAGEMENT L.P.

By:
Name: Helen Balk
Title: Treasurer